Exhibit 99.1

eFuture Announces First Quarter 2011 Unaudited Financial Results

Total Revenues Increased 41% Year-Over-Year, Exceeding Guidance

BEIJING, June 14, 2011 (GLOBE NEWSWIRE) — eFuture Information Technology Inc. (Nasdaq: EFUT) (the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the first quarter ended March 31, 2011.

Note: Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) has been classified as a discontinued operation for first quarter ended March 31, 2011, following eFuture’s announcement on March 21, 2011, of the sale of its 51% stake in Wangku. The comparative figures for the quarter ended March 31, 2010 have been retrospectively reclassified to exclude discontinued operations, in accordance with US GAAP.

First Quarter 2011 Financial Highlights

•	Total revenue increased 41% year-over-year to RMB19.2 million (US$2.9 million).

•	Gross profit increased 499% year-over-year to RMB4.5 million (US$0.7 million).

•	Adjusted EBITDA was minus RMB5.7 million (US$0.9 million), an improvement from minus RMB6.6 million in the first quarter 2010.

•	Operating loss was RMB10.9 million (US$1.7 million), an improvement from an operating loss of RMB12.5 million in the first quarter 2010.

•	Net loss was RMB2.9 million (US$0.4 million), an improvement from a net loss of RMB10.9 million in the first quarter 2010.

•	Adjusted net loss was RMB3.8 million (US$0.6 million), compared with an adjusted net loss of RMB4.3 million in the first quarter 2010.

•	Basic and diluted net loss per share improved to RMB0.70(US$0.10), as compared to basic and diluted net loss per share of RMB3.14 in the first quarter 2010.

•	Adjusted diluted net loss per share improved to RMB0.92(US$0.14), as compared to diluted net loss per share of RMB1.23 in the first quarter 2010.

Mr. Adam Yan, Chairman and Chief Executive Officer, said, “I’m pleased to report an especially strong first quarter, with our enhanced product mix and optimized matrix sales network enabling us to surpass our guidance across the board. Our US$14 million contracts backlog at the end of 2010 and sustained robust growth from our fast moving consumer goods (“FMCG”) and Grocery verticals resulted in a 41% year-over-year rise in revenue during the first quarter, which is our seasonally slowest quarter. Our sustained efforts to increase service revenue led to an 80% rise compared with the first quarter 2010.”

“Since clients play a central role in our success, we continually improve the quality of our client team’s service to further strengthen relationships with existing customers. Our integrated portfolio of end-to-end solutions for China’s front-end supply chain positions us to take advantage of the wealth of opportunities within China’s booming retail and consumer goods markets. We expect demand for our innovative and attractive software, professional services and cloud services to continue to outpace industry growth rates as we benefit from the uptrend in demand we experience over the course of a typical year.”

Mr. Sean Zheng, Chief Financial Officer, commented, “In recent quarters, we have combined our initiatives to broaden our client base and capitalize on strong relationships with existing clients with measures to reduce the cost of generating sales, as evidenced by significant margin expansion this quarter. We seek to further enhance our margin profile over the course of this year by maintaining tight controls over our cost base and achieving an increased contribution from our high-margin core software business.”

FIRST QUARTER 2011 FINANCIAL RESULTS

Revenue

Total revenue for the first quarter of 2011 increased 41% to RMB19.2 million (US$2.9 million) from RMB13.6 million in the first quarter of 2010.

Revenue Breakdown

	1Q10	1Q11
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Software license sales	5,724	4,186	639	(27)
Hardware sales	2,179	4,716	720	116
Service fee income	5,722	10,283	1,571	80
Total	13,625	19,185	2,930	41

Software license revenue for the first quarter of 2011 decreased 27% year-over-year to RMB4.2 million (US$0.6 million), which was mainly due to a significant number of software contracts not having reached the point of revenue recognition as at March 31, 2011.

Hardware revenue in the first quarter 2011 increased 116% year-over-year to RMB4.7 million (US$0.7 million) from RMB2.2 million in the first quarter of 2010, mainly due to the completion of a particularly large hardware sales contract.

Service fee income for the first quarter 2011 increased 80% year-over-year to RMB10.3 million (US$1.6 million), compared to RMB5.7 million in the first quarter of 2010, mainly due to strong growth from delivery services.

Cost of Revenue

Cost of revenue for the first quarter of 2011 increased 14% to RMB14.6 million (US$2.2 million) from RMB12.9 million in the first quarter of 2010.

Cost of Revenue Breakdown

	1Q10	1Q11
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Cost of software license sales	2,345	956	146	(59)
Cost of hardware sales	2,232	4,559	696	104
Cost of service fee	4,181	5,940	907	42
Amortization of acquired technology	2,880	2,294	350	(20)
Amortization of software costs	1,229	893	136	(27)
Total	12,867	14,642	2,236	14

Gross Profit and Gross Margin

Gross profit for the first quarter of 2011 increased 499% year-over-year to RMB4.5million (US$0.7 million) from RMB0.8 million in the first quarter of 2010. Consolidated gross margin for the first quarter of 2011 was 24%, compared with 6% in the first quarter of 2010, resulting largely from an increase in the proportion of revenue from higher-margin service fee income.

Operating Expenses

Research and development expenses for the first quarter of 2011 increased 212% year-over-year to RMB2.2 million (US$0.3 million), or 11% of total revenue, compared with RMB0.7 million, or 5% of total revenue in the first quarter of 2010. The rise was mainly due to efforts to further broaden eFuture’s range of service offerings in order to generate new revenue streams and position the Company to further capitalize on the continued strong market growth.

General and administrative expenses (“G&A”) increased 1% year-over-year to RMB7.8 million (US$1.2 million). As a percentage of total revenue, G&A expenses declined to 41% of total revenue, compared with RMB7.8 million, or 57% of total revenue in the first quarter of 2010.

Selling and distribution (“S&D”) expenses for the first quarter of 2011 increased 14% year-over-year to RMB5.5 million (US$0.8 million), mainly due to increased sales headcount compared with the same period of the previous year. However, S&D expenses for the quarter were lower, at 29% of total revenue, compared with RMB4.8 million, or 35% of total revenue in the first quarter of 2010, reflecting improved efficiency in generating sales.

Operating Loss

Operating loss in the first quarter of 2011 was RMB10.9 million (US$1.7 million), an improvement from an operating loss of RMB12.5 million in the first quarter of 2010.

Net Loss and Loss Per Share

On March 13, 2011, the Company disposed of its 51% stake in Wangku for cash consideration of RMB6.0 million. As a result, net loss for the first quarter of 2011 was RMB2.9 million (US$0.4 million), an improvement compared with a net loss of RMB10.9 million in the first quarter of 2010.

Adjusted net loss for the first quarter of 2011 was RMB3.8 million (US$0.6 million), an improvement compared to an adjusted net loss of RMB4.3 million in the first quarter of 2010.

Basic and diluted loss per share in the first quarter of 2011 was RMB0.70(US$0.10), an improvement compared to basic and diluted loss per share of RMB3.14 in the first quarter of 2010. Adjusted diluted loss per share was RMB0.92(US$0.14), compared to adjusted diluted losses per share of RMB1.23 in the first quarter of 2010.

EBITDA

Adjusted EBITDA for the first quarter of 2011 was minus RMB5.7 million (US$0.9 million), an improvement compared to minus RMB6.6 million in the first quarter of 2010.

Balance Sheet and Cash Flow

As of March 31, 2011, cash and cash equivalents amounted to RMB63.2 million (US$9.7 million), a decrease of RMB10.0 million compared to RMB73.3 million as of December 31, 2010. This resulted largely from the payment of a higher annual bonus for 2010 and a rise in inventory and work in process due to increased client demand.

Total accounts receivable as of March 31, 2011 increased 36% to RMB19.9 million (US$3.0 million) from RMB14.6 million as of December 31, 2010, which was in line with the increase of revenues.

Advances to suppliers increased 200% to RMB6.2 million (US$0.9 million) from RMB2.1 million as of December 31, 2010, due mainly to increased advance payments relating to the purchase of hardware as a result of expansion of eFuture’s one-stop solution service.

Inventory and work in process increased 37% to RMB21.4 million (US$3.3 million) from RMB15.6 million as at the end of December 2010, largely reflecting a rise in new client projects during the first quarter of 2011 that had not been completed as of March 31, 2011.

Advances from clients increased 31% to RMB55.9 million (US$8.5 million) from RMB42.7 million as of December 31, 2010, in line with the increase in inventory and work in process due to a rise in incomplete client projects for which payment had already been made.

For the quarter ended March 31, 2011, net cash used in operating activities was RMB15.8 million (US$2.4 million), relating mainly to the payment of the 2010 annual bonus and the increase in inventory and work in process due to increased client demand. Net cash provided by investing activities was RMB5.2 million (US$0.8 million), mainly reflecting cash received from the sale of eFuture’s stake in Wangku.

RECENT DEVELOPMENTS

Management changes

Dr. Tony Zhao resigned from the position of Chief Strategy Officer (“CSO”) and Vice President, effective April 30, 2011, to pursue other opportunities. Mr. Sean Zheng is therefore combining his role as CFO with responsibility for strategy development and acquisition planning and execution.

SECOND QUARTER 2011 GUIDANCE

eFuture expects total revenue for the second quarter 2011 to be in the range of approximately RMB20 million(US$3.1 million) to RMB30 million (US$3.7 million). Adjusted EBITDA for the second quarter 2011 is expected to be in the range of approximately minus RMB8 million(US$1.2 million) to RMB1 million (US$0.2 million).

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on Wednesday, June 15, 2011 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss the Company’s 2011 first quarter and recent business activity. The conference call may be accessed by dialing:

United States Toll Free	+1 866 700 6979
United States Toll	+1 617 213 8836
United Kingdom Toll Free	0808 234 7616
United Kingdom Toll	+44 207 365 8426
Hong Kong Toll Free	800 963 844
Hong Kong Toll	+852 3002 1672
China Toll Free	10 800 852 1490
10 800 152 1490
China Toll	+86 400 8811 629
International Dial-in	+1 617 213 8836
Passcode	eFuture
Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Wednesday, June 22, 2011:

United States Toll Free	+1 888 286 8010
US Toll / International Dial-in	+1 617 801 6888
Passcode	79722948

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=204768&eventID=4125212

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.5483 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2011 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of June 14, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS
	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	March 31,	March 31,
	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	73,250,856	63,209,992	9,652,886
Trade receivables, net of allowance for doubtful accounts of RMB2,088,870 and RMB3,045,843($465,135), respectively	14,577,251	19,897,294	3,038,543
Refundable value added tax	2,655,666	1,825,025	278,702
Advances to employees	2,469,570	2,166,236	330,809
Advances to suppliers	2,050,911	6,158,612	940,490
Other receivables due from previously consolidated entities	3,095,000	3,095,000	472,642
Other receivables	2,361,686	2,646,156	404,098
Prepaid expenses	670,619	237,520	36,272
Inventory and work in process, net of inventory provision of RMB3,138,266 and RMB3,090,579 ($471,967), respectively	15,625,686	21,396,080	3,267,425
Current assets of discontinued operations	1,593,013	—	—
Total current assets	118,350,258	120,631,915	18,421,867
Non-current assets
Long-term investments, at cost	240,000	240,000	36,651
Deferred loan costs	471,808	377,708	57,680
Property and equipment, net of accumulated depreciation of RMB4,641,786 and RMB5,147,786($786,126), respectively	4,617,831	4,194,075	640,483
Intangible assets, net of accumulated amortization of RMB54,687,822 and RMB57,874,988($8,838,170), and net of impairment of RMB2,401,502 and RMB2,401,502($366,737), respectively	24,264,471	21,638,823	3,304,495
Goodwill	80,625,667	80,625,667	12,312,458
Non-current assets of discontinued operations	13,262,120	—	—
Total non-current assets	123,481,897	107,076,273	16,351,767
Total assets	241,832,155	227,708,188	34,773,634

LIABILITIES AND EQUITY
Current liabilities
Trade payables	6,763,668	6,702,349	1,023,525
Other payables	11,236,527	9,709,676	1,482,778
Accrued expenses	16,000,966	11,846,425	1,809,084
Taxes payable	6,508,039	3,526,029	538,465
Advances from customers	42,688,878	55,883,421	8,534,035
Deferred tax liabilities, current portion	995,104	914,407	139,640
Liabilities of discontinued operations	18,182,475	—	—
Total current liabilities	102,375,657	88,582,307	13,527,527
Long-term liabilities
10% RMB6,600,000 and RMB6,548,300 ($1,000,000) convertible notes payable, net of RMB6,552,850 and RMB6,489,575($991,032) of unamortized discount, respectively	47,150	58,725	8,968
Derivative liabilities	354,420	50,134	7,656
Deferred tax liabilities	2,733,107	881,723	134,649
Total long-term liabilities	3,134,677	990,582	151,273

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,599,536 shares and 3,937,221 shares issued and outstanding, respectively	2,161,766	2,353,068	359,340
Additional paid-in capital	220,293,916	221,592,229	33,839,658
Statutory reserves	3,084,020	3,084,020	470,965
Accumulated deficits	(86,011,313)	(88,894,018)	(13,575,129)
Total eFuture Information Technology Inc. Shareholders’ Equity	139,528,389	138,135,299	21,094,834
Non-controlling interest	(3,206,568)	—	—
Total equity	136,321,821	138,135,299	21,094,834
Total liabilities and equity	241,832,155	227,708,188	34,773,634

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED INCOME STATEMENTS
	Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	5,724,231	4,186,003	639,250
Hardware revenue	2,178,815	4,715,754	720,149
Service fee revenue	5,721,906	10,283,375	1,570,388
Total Revenues	13,624,952	19,185,132	2,929,787

Cost of revenues
Cost of software revenue	2,344,951	956,279	146,035
Cost of hardware revenue	2,231,738	4,559,448	696,280
Cost of service fee revenue	4,180,502	5,939,520	907,032
Amortization of acquired technology	2,880,502	2,294,333	350,371
Amortization of software costs	1,229,472	892,832	136,346
Total Cost of Revenues	12,867,165	14,642,412	2,236,064

Gross Profit	757,787	4,542,720	693,723

Operating Expenses
Research and development expenses	691,804	2,157,930	329,540
General and administrative expenses	7,753,085	7,804,195	1,191,789
Selling and distribution expenses	4,833,128	5,506,951	840,974
Total Operating Expenses	13,278,017	15,469,076	2,362,303

Loss from operations	(12,520,230)	(10,926,356)	(1,668,580)

Other income (expenses)
Interest income	117,164	70,280	10,733
Interest expenses	(129,715)	(164,458)	(25,115)
Interest expenses - amortization of discount on convertible notes payable	(9,929)	(14,317)	(2,186)
Interest expenses - amortization of deferred loan costs	(90,605)	(95,387)	(14,567)
Gains on derivative liabilities	1,297,153	302,891	46,255
Foreign currency exchange loss	(294,998)	(108,214)	(16,526)
Loss from continuing operations before income tax	(11,631,160)	(10,935,561)	(1,669,986)
Less: Income tax benefit	(1,256,541)	(1,932,081)	(295,051)
Loss from continuing operations	(10,374,619)	(9,003,480)	(1,374,935)
Less: Net loss attributable to the non-controlling interest	(414,794)	(511,423)	(78,100)
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(9,959,825)	(8,492,057)	(1,296,835)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of RMB6,701,170 ($1,023,345))	(963,867)	5,609,352	856,612
Less: Income tax expenses	—	—	—
Gain (Loss) from discontinued operations	(963,867)	5,609,352	856,612
Net loss	(10,923,692)	(2,882,705)	(440,223)
Earnings (Loss) per common stock
Basic	(3.14)	(0.70)	(0.10)
- Continuing operations	(2.86)	(2.06)	(0.31)
- Discontinued operations	(0.28)	1.36	0.21
Diluted	(3.14)	(0.70)	(0.10)
- Continuing operations	(2.86)	(2.06)	(0.31)
- Discontinued operations	(0.28)	1.36	0.21
Basic Weighted-average Shares Outstanding	3,476,423	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding	3,476,423	4,137,417	4,137,417

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.5483
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Chinese Yuan (Renminbi)		U.S. Dollars
	March 31,	March 31,	March 31,
	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss attributable to eFuture Information Technology Inc.	(10,923,692)	(2,882,705)	(440,222)
Adjustments to reconcile net loss attributable to eFuture Information Technology Inc. to net cash flows provided by operating activities:
Depreciation of property and equipment	363,103	552,327	84,347
Amortization of intangible assets	4,227,321	3,235,263	494,062
Amortization of discount on convertible notes payable	9,929	14,317	2,186
Amortization of deferred loan costs	90,605	95,387	14,567
Gains on derivative liabilities	(1,297,153)	(302,891)	(46,255)
Investment income	—	(6,701,170)	(1,023,345)
Loss on disposal of property and equipment	14,019	—	—
Allowance for doubtful accounts	867,540	941,852	143,832
Provision for loss in inventory and work in process	—	—	—
Compensation expenses for options granted to employees	1,548,219	1,146,000	175,007
Compensation expenses for restricted shares awarded to directors and senior management	—	342,530	52,308
Deferred income taxes	(1,256,541)	(1,932,081)	(295,051)
Foreign exchange gain (loss)	—	(84,463)	(12,898)
Non-controlling interest	(414,794)	(511,423)	(78,100)
Changes in assets and liabilities:
Trade receivables	4,725,019	(6,231,701)	(951,652)
Refundable value added tax	934,052	830,641	126,848
Advances to employees	(2,010,871)	303,333	46,322
Advances to suppliers	(4,193)	(4,124,217)	(629,815)
Other receivables	64,948	(411,399)	(62,825)
Prepaid expenses	779,894	433,099	66,139
Inventory and work in process	(4,287,442)	(5,764,607)	(880,321)
Trade payables	(3,036,641)	(82,235)	(12,558)
Other payables	(1,606,891)	(1,344,016)	(205,247)
Accrued expenses	(310,506)	(4,010,134)	(612,393)
Taxes payable	(2,285,320)	(3,025,002)	(461,952)
Advances from customers	4,624,944	13,695,199	2,091,413
Net cash provided by (used in) operating activities	(9,184,451)	(15,818,096)	(2,415,603)

Cash flows from investing activities:
Purchases of property and equipment	(24,061)	(153,694)	(23,471)
Payments for intangible assets	(427,456)	(561,518)	(85,750)
Long-term investment		—	—
Acquisition of business	(10,000,000)	—	—
Disposal of investments		5,895,999	900,386
Net cash provided by (used in) investing activities	(10,451,517)	5,180,787	791,165

Cash flows from financing activities:
Issuance of common stock for cash, net of offering costs paid	—	—	—
Proceeds from exercise of options	—	—	—
Net cash provided by financing activities	—	—	—

Effect of exchange rate changes on cash and cash equivalents	295,340	80,123	12,236

Net increase (decrease) in cash and cash equivalents	(19,340,628)	(10,557,186)	(1,612,202)

Change in cash and cash equivalents included in the current assets of discontinued operations	876,822	516,322	78,848
Cash and cash equivalents at beginning of year	57,441,322	73,250,856	11,186,240
Cash and cash equivalents at end of year	38,977,516	63,209,992	9,652,886

Supplemental cash flow information
Interest paid	119,474	25,000	3,818

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NON-GAAP MEASURES OF PERFORMANCE		Exchange rate	6.5483
	Three Months Ended
Continuing operations	March 31, 2010	March 31, 2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(12,520,230)	(10,926,356)	(1,668,580)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	2,880,502	2,294,333	350,371
Add back amortization of intangibles	1,229,472	892,832	136,346
Add back share-based compensation expenses	1,548,219	1,488,530	227,315
Adjusted non-GAAP operating loss	(6,862,037)	(6,250,661)	(954,548)
Add back depreciation	247,268	552,327	84,347

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(6,614,769)	(5,698,334)	(870,201)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-92%	-57%	-57%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	21%	12%	12%
Amortization of intangibles	9%	5%	5%
Share-based compensation expenses	11%	8%	8%
Adjusted non-GAAP operating loss	-50%	-33%	-33%
Depreciation	2%	3%	3%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-49%	-30%	-30%

NON-GAAP EARNINGS PER SHARE
Net loss from continuing operations	(9,959,825)	(8,492,057)	(1,296,834)
Amortization of acquired software technology	2,880,502	2,294,333	350,371
Amortization of intangibles	1,229,472	892,832	136,346
Share-based compensation expenses	1,548,219	1,488,530	227,315
Accretion on convertible notes	9,929	14,317	2,186
Adjusted Net Loss	(4,291,703)	(3,802,045)	(580,616)

Adjusted non-GAAP diluted loss per share	(1.23)	(0.92)	(0.14)
Shares used to compute non-GAAP diluted earnings per share	3,476,423	4,130,221	4,130,221

CONTACT:

         Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 5293 7699
         ir@e-future.com.cn

         Investor Relations (HK):
         Mahmoud SiddigTaylor Rafferty
         +852 3196 3712
         eFuture@Taylor-Rafferty.com

         Investor Relations (US):
         Kelly GawlikTaylor Rafferty
         +1 212 889 4350
         eFuture@Taylor-Rafferty.com

Source: eFuture Information Technology Inc.